IBN FINANCIAL SERVICES, INC.

LIVERPOOL, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

PUBLIC DOCUMENT

C O N T E N T S

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49815

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/22__ AND ENDING __12/31/22__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **IBN FINANCIAL SERVICES, INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

404 OLD LIVERPOOL ROAD
(No. and Street)

LIVERPOOL	**NEW YORK**	**13088**
(City)	(State)	(Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

RICHARD J. CARLESCO, JR.	**(315) 652-4426**	**rcarlesco@ibrokernet.com**
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EVANS AND BENNETT, LLP
(Name - if individual, state last, first, and middle name)

2112 ERIE BLVD. E. STE 100	**SYRACUSE**	**NEW YORK**	**13224**
(Address)	(City)	(State)	(Zip Code)

8/11/2009	**3710**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **RICHARD J. CARLESCO, JR.**, swear (or affirm) that to the best of my knowledge and belief, the financial report pertaining to the firm of **IBN FINANCIAL SERVICES, INC.**, as of **DECEMBER 31, 2022**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

C. E. O.

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Evans and Bennett, LLP

CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East Suite 100
Syracuse, New York 13224
(315) 474-3986
FAX # (315) 474-0716

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
IBN Financial Services, Inc.
Liverpool, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IBN Financial Services, Inc. as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of IBN Financial Services, Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of IBN Financial Services, Inc.'s management. Our responsibility is to express an opinion on IBN Financial Services, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IBN Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Evans and Bennett, LLP

Certified Public Accountants
We have served as IBN Financial Services, Inc.'s auditor since 2002.
Syracuse, New York
March 28, 2023

IBN FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$ 533,993
Receivable from clearing organization and funds	704,702
Prepaid expenses	32,263
Right of Use Asset	405,662
Investment securities - at fair value	158,238
Total assets	$1,834,858

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 721,423
Lease Liability	419,985
EIDL Loan	500,000
Total liabilities	1,641,408
Stockholders' equity:	
Common stock - no par - 200 shares authorized,	
100 shares issued and outstanding	30,000
Additional paid-in capital	423,036
Retained earnings (deficit)	(259,586)
Total Stockholders' equity	193,450
Total liabilities and stockholders' equity	$1,834,858

The accompanying notes are an integral part of these financial statements

IBN FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

Note 1. Organization and Nature of Business

IBN Financial Services, Inc. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company is an introducing broker, engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds and other investment products.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts to be cash equivalents.

Investments

Marketable securities in the Company's investment account are classified as available for sale and are valued at fair value pricing as those terms are described for financial statement purposes. All securities valuations are from quoted market prices (unadjusted) and are considered Level 1 inputs in the fair value hierarchy as established. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income.

Note 2. Summary of Significant Accounting Policies (continued)

<u>Investments</u> (continued)

Marketable securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Company's account balances and the amounts reported on the balance sheet.

<u>Property, Equipment and Depreciation</u>

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for office equipment.

<u>Securities Transactions</u>

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

<u>Commission Income</u>

Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur.

<u>Income Taxes</u>

The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company did not record a cumulative effect adjustment related to this adoption.

Note 2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the periods covered in this report.

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income generally is taxed directly to the stockholders. New York State has a minimum tax on corporations, which resulted in a corporate level tax of $3,000 and is reflected in these financial statements.

Events Occurring After Reporting Date

Management has evaluated subsequent events through the date which the financial statements were issued.

Recent Accounting Pronouncements

In February 2016 FASB issued Accounting Standards Update 2016-02, Leases (Topic 842). The new standard sets forth a change in accounting to bring operating leases onto the balance sheet by way of a Right of Use Asset and a Lease Liability. The Right of Use Asset will be amortized straight line over the life of the lease, while the lease liability will follow NPV amortization as a loan would. The update was effective January 1, 2019, and was implemented by the Company as of that date.

Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The following table presents revenue by major source.

Revenue from contracts with customers:

Brokerage and Direct Business Commissions.

AXOS	$	1,549,927
12B-1		439,833
VLR-Life Ins-Renewal		63,742
Traditional Insurance		106,011
Mutual Funds		282,883
Variable Annuities		973,653
Interval Funds		188,946
Variable Annuity Trails		956,978
RegD		2,534,015
Total brokerage and direct business commissions	$	7,095,988

Investment Advisory Fees.

MM Managed Money Income	$	2,837,664
Total Investment Advisory Fees	$	2,837,664

Note 3. Receivables from Clearing Organization and Funds

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2022.

Note 4. Fair Value Measurement and Investments

Fair Value Measurement

Generally Accepted Accounting Principles (GAAP), establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair values.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: *Level 1 Inputs* are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access; *Level 2 Inputs* are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly; *Level 3* are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability.

Investments - Available for Sale	Level 1 Inputs Fair Value
Fair value of equity securities:	
Equity securities	$ 158,238

Investments are recorded at fair value. Cost is determined on the first-in, first-out (FIFO) basis when calculating gains and losses.

Note 5. Property and Equipment - Net

A schedule of property and equipment is as follows:

Office equipment	$	39,079
Accumulated depreciation		(39,079)
Property and equipment - net	$	-

Depreciation expense was $0 for the year ended December 31, 2022.

Note 6. Long-term Debt

Long-term debt at December 31, 2022, consisted of the following:

Note payable to SBA, payable in 360 monthly installments of $2,316,	$	500,000
Less: Current portion		(7,368)
Total Long-term debt, less current portion	$	492,632

The annual commitments over the next five years are as follows:

2023	7,368
2024	9,485
2025	9,847
2026	10,223
2027	10,613
Thereafter	452,464
Total	$ 500,000

Interest expense amounted to $2,925 for the year ended Decemeber 31, 2022.

Note 7. Commitments and Contingencies

The Company signed a ten year lease with two IBN stockholders for office space on July 1, 2020. The lease requires monthly payments of $4,120 from January through July and $4,247 August through December. Rent and Amortization of Right of Use Asset expenses were $3,075 and $49,831 respectively for the year ended December 31, 2022.

The minimum annual rental commitments over the next five years as as follows:

2023	51,560
2024	53,107
2025	54,700
2026	56,341
2027	58,031
Thereafter	214,211
Total Payments	487,950
Less Discounted Amount	(67,965)
Actual Lease Liability	$ 419,985

The Company, in its ordinary course of business, has pending arbitration, in which, no ultimate outcome can be determined as of the date of the financial statement.

Note 8. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer. As such, the Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 9. Net Capital Requirements

As a registered broker-dealer, IBN Financial Services, Inc. is subject to the requirements of Rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2022, IBN Financial Services, Inc.'s aggregate indebtedness and net capital were $1,235,746 and $114,998, respectively, a ratio of 10.75 to 1 and net capital exceeded the minimum capital requirement of $82,383 by $32,615.

Note 10. Employee Pension Plan

The Company adopted a SIMPLE IRA that is available to all eligible employees. The Company has elected to match contributions up to 3% for 2022 compensation for each participating employee. The Company obligation for contributions to the plan as of December 31, 2022 was $16,935, which consisted entirely of the Company's employer matching contribution.

Note 11. Related Party Transactions

As described in Note 8, the Company leases office space from two stockholders. Payments on the lease amounted to $50,075 for the year ended December 31, 2022.

IBN FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2022

Net capital computation:		
Total Stockholders' equity qualified for net capital		$ 193,450
Non-allowable assets and deductions and/or charges:		
Receivable from clearing organization and funds	7,442	
Prepaid expenses	32,263	
Total deductions and/or changes		(39,705)
Net capital before haircuts on securities positions		153,745
Haircuts on securities:		
Marketable securities	23,736	
Money market funds	493	
Undue Concentration	14,518	
Total haircuts on securities		(38,747)
Net capital		$ 114,998
Computation of aggregate indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$ 721,423	
Lease liability in excess of right of use asset	14,323	
EIDL Loan	500,000	
Total aggregate indebtedness		$ 1,235,746
Computation of basic net capital requirement:		
Minimum net capital required		
(6.67% of aggregate indebtedness)	$ 82,383	
Minimum dollar net capital requirement of reporting		
broker-dealer	$ 5,000	
Net capital requirement (the greater of above amounts)	$ 82,383	
Excess net capital at 1,500 percent		
(net capital less minimum dollar)		$ 32,615
Excess net capital at 1,000 percent		
(net capital less the greater of 10% of aggregate indebtedness		
or 120% of minimum net capital requirement)		$ (8,577)
Ratio of aggregate indebtedness to net capital		10.75 to 1

See independent auditors' report on supplementary information